Exhibit 1

Carl C. Icahn Issues Statement Regarding Freeport-McMoRan
 Announced Sale of Its Deepwater Gulf of Mexico Oil and Gas Assets

September 13, 2016

This is a classic example of activists working constructively with an existing Board and management.  Since the Company announced the "Review of Strategic Alternatives" for its Oil & Gas business in October 2015 (not coincidentally the date of our arrival on the Board), the analyst community has heavily doubted the Company's ability to execute asset sales in this environment (particularly the Deepwater Gulf of Mexico assets along with all liabilities and potential future bonding obligations).  Yesterday's announcement demonstrates the Company is making good on its stated goal of deleveraging and is on track to cut its net debt by half, from year end 2015 through the end of next year, at current copper prices.  I applaud management and the whole Board of Directors for all steps taken in this regard.

In light of the Company's recent initiatives, and as a large shareholder with two representatives on the Board of Directors, I completely endorse CEO Richard Adkerson's recent comments that Freeport is "…open for all strategic moves, whether that means selling assets, [or] selling the company" to create value for all shareholders.